UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2014.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP) RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2014 (Unaudited)
(FROM APRIL 1, 2014 TO JUNE 30, 2014)
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2014
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2014 (Unaudited)

(FROM APRIL 1, 2014 TO JUNE 30, 2014)

CONSOLIDATED

Released on August 19, 2014

NIDEC CORPORATION

338 Kuzetonoshiro-cho, Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2014 (Unaudited)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions
	(except per share amounts)
	For the three months ended June 30
	2013	2014
Net sales	¥211,276	¥240,188
Operating income	18,047	25,552
Income before income taxes	17,366	24,971
Net income attributable to Nidec Corporation	¥13,346	¥17,917
Per share data:
Net income attributable to Nidec Corporation
Earnings per share – basic	¥49.73	¥64.96
Earnings per share – diluted	¥46.42	¥60.93

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Yen in millions
	For the three months ended June 30
	2013	2014

Consolidated net income	¥13,709	¥18,633
Other comprehensive income (loss), net of tax	20,621	(7,833)
Total comprehensive income (loss)	34,330	10,800
Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,079)	(535)
Comprehensive income (loss) attributable to Nidec Corporation	¥33,251	¥10,265

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	2014
	March 31	June 30
Current assets	¥615,968	¥628,755
Investments	18,455	19,482
Property, plant, equipment and others	531,495	522,601
Total assets	1,165,918	1,170,838

Current liabilities	282,415	294,738
Long-term liabilities	342,598	332,320
Total liabilities	625,013	627,058
Total Nidec Corporation shareholders’ equity	518,101	520,758
Noncontrolling interests	22,804	23,022
Total liabilities and equity	¥1,165,918	¥1,170,838

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	For the three months ended June 30
	2013	2014
Net cash provided by operating activities	¥18,072	¥22,023
Net cash used in investing activities	(8,804)	(13,227)
Net cash provided by (used in) financing activities	1,714	(3,196)
Effect of exchange rate changes on cash and cash equivalents	9,737	(3,505)
Net increase in cash and cash equivalents	20,719	2,095
Cash and cash equivalents at beginning of period	193,420	247,740
Cash and cash equivalents at end of period	¥214,139	¥249,835

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot make any assurances that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of various factors, including, but not limited to, (i) general economic conditions, particularly levels of consumer spending, in the computer, information technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, (ii) the effectiveness of our measures designed to reduce costs and improve profitability, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar, the Euro and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (v) the Nidec Group’s ability to successfully integrate its recently acquired companies with complementary technologies and product lines, including Mitsubishi Materials C.M.I. Corporation and Honda Elesys Co., Ltd., and (vi) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations.

As used in this document, references to “we,” ”our,” “us” and "Nidec Group" are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, “Euro” or “€” means the lawful currency of those member states of the European Union which are participating in the European Economic and Monetary Union pursuant to the Treaty of the European Union, “Thai baht” means the lawful currency of the Kingdom of Thailand, and “Japanese yen,” “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Three Months Ended June 30, 2014 Compared to Three Months Ended June 30, 2013 (Unaudited)

Net Sales

	(Yen in millions) For the three months ended June 30
	2013	2014	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥46,598	¥45,840	¥(758)	(1.6)
Other small precision motors	41,217	44,049	2,832	6.9
Sub-total	87,815	89,889	2,074	2.4
Automotive, appliance, commercial and industrial products	84,064	110,244	26,180	31.1
Machinery	19,929	22,279	2,350	11.8
Electronic and optical components	17,511	16,169	(1,342)	(7.7)
Others	1,957	1,607	(350)	(17.9)
Consolidated total	¥211,276	¥240,188	¥28,912	13.7

Our net sales increased ¥28,912 million, or 13.7%, from ¥211,276 million for the three months ended June 30, 2013 to ¥240,188 million for the three months ended June 30, 2014. This increase was mainly due to the depreciation of the Japanese yen against the U.S. dollar and the Euro and the net sales at newly consolidated subsidiaries, which consist of:

•

Nidec Sankyo CMI Corporation and its subsidiaries (“Nidec Sankyo CMI”), a Japanese manufacturer of small motors, electric contact products and other products, which we acquired in January 2014.

•

Nidec Elesys Corporation and its subsidiaries (“Nidec Elesys”), a Japanese manufacturer of electronic control units for automobiles, which we acquired in March 2014.

Excluding the impact of Nidec Sankyo CMI and Nidec Elesys, our net sales increased ¥14,605 million, or 6.9%, from ¥211,276 million for the three months ended June 30, 2013 to ¥225,881 million for the three months ended June 30, 2014.

The average exchange rate between the Japanese yen and the U.S. dollar for the three months ended June 30, 2014 was ¥102.16 to the dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of ¥3.40, or approximately 3%, compared to the three months ended June 30, 2013. The average exchange rate between the Japanese yen and the Euro for the three months ended June 30, 2014 was ¥140.07 to the Euro, which reflected a depreciation of the Japanese yen against the Euro of ¥11.12, or approximately 9%, compared to the three months ended June 30, 2013. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥7,400 million and a positive effect on our operating income of approximately ¥1,400 million for the three months ended June 30, 2014 compared to the three months ended June 30, 2013.

(Small precision motors)

Net sales of small precision motors increased ¥2,074 million, or 2.4%, from ¥87,815 million for the three months ended June 30, 2013 to ¥89,889 million for the three months ended June 30, 2014. The depreciation of the Japanese yen and other Asian currencies against the U.S. dollar had a positive effect on our sales of small precision motors of approximately ¥3,000 million for the three months ended June 30, 2014 compared to the three months ended June 30, 2013. Net sales of each product group included in “small precision motors” are as discussed below.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors decreased ¥758 million, or 1.6%, from ¥46,598 million for the three months ended June 30, 2013 to ¥45,840 million for the three months ended June 30, 2014. The number of units sold of small precision motors for hard disk drives for the three months ended June 30, 2014 decreased approximately 3% compared to the three months ended June 30, 2013. We do not expect a recovery in the number of units sold at least during the remainder of the year ending March 31, 2015, as we anticipate demand for personal computers and other devices containing our products will remain stagnant mainly due to weak spending and shifts in device preferences.

Net sales of hard disk drives spindle motors accounted for 22.1% of total net sales for the three months ended June 30, 2013 and 19.1% of total net sales for the three months ended June 30, 2014.

Other small precision motors

Net sales of other small precision motors increased ¥2,832 million, or 6.9%, from ¥41,217 million for the three months ended June 30, 2013 to ¥44,049 million for the three months ended June 30, 2014. Sales of brushless DC fans at Nidec Corporation and its direct-line subsidiaries and other small precision brushless DC motors at the Nidec Sankyo group for the three months ended June 30, 2014 increased compared to the three months ended June 30, 2013.

Net sales of other small precision motors accounted for 19.5% of total net sales for the three months ended June 30, 2013 and 18.3% of total net sales for the three months ended June 30, 2014.

(Automotive, appliance, commercial and industrial products)

Net sales of our automotive, appliance, commercial and industrial products increased ¥26,180 million, or 31.1%, from ¥84,064 million for the three months ended June 30, 2013 to ¥110,244 million for the three months ended June 30, 2014.

Net sales of appliance, commercial and industrial products for the three months ended June 30, 2014 increased 10.8% compared to the three months ended June 30, 2013. This increase was primarily due to higher sales of motors for air conditioning equipment, increases in orders for new products and orders from new customers, and the positive effect of the foreign currency exchange rate fluctuations.

Net sales of automotive products for the three months ended June 30, 2014 increased 74.3% compared to the three months ended June 30, 2013 primarily due to ¥14,307 million of the addition of sales at Nidec Sankyo CMI and Nidec Elesys, commencement of mass-production of new product models, and the depreciation of the Japanese yen against the U.S. dollar and the Euro.

Net sales of automotive, appliance, commercial and industrial products accounted for 39.8% of our total net sales for the three months ended June 30, 2013 and 45.9% of total net sales for the three months ended June 30, 2014.

(Machinery)

Net sales of our machinery increased ¥2,350 million, or 11.8%, from ¥19,929 million for the three months ended June 30, 2013 to ¥22,279 million for the three months ended June 30, 2014. The increase in net sales for the three months ended June 30, 2014 was mainly due to increases in sales of power transmission drives at the Nidec-Shimpo group and card readers at the Nidec Sankyo group.

Net sales of machinery accounted for 9.4% of our total net sales for the three months ended June 30, 2013 and 9.3% of total net sales for the three months ended June 30, 2014.

(Electronic and optical components)

Net sales of our electronic and optical components decreased ¥1,342 million, or 7.7%, from ¥17,511 million for the three months ended June 30, 2013 to ¥16,169 million for the three months ended June 30, 2014. This decrease was primarily attributable to a decrease in sales of components for compact digital cameras.

Net sales of electronic and optical components accounted for 8.3% of our total net sales for the three months ended June 30, 2013 and 6.7% of total net sales for the three months ended June 30, 2014.

(Others)

Net sales of our other products decreased ¥350 million, or 17.9%, from ¥1,957 million for the three months ended June 30, 2013 to ¥1,607 million for the three months ended June 30, 2014.

Net sales of other products accounted for 0.9% of total net sales for the three months ended June 30, 2013 and 0.7% of total net sales for the three months ended June 30, 2014.

Cost of Products Sold

Our cost of products sold increased ¥18,623 million, or 11.3%, from ¥164,678 million for the three months ended June 30, 2013 to ¥183,301 million for the three months ended June 30, 2014. Excluding the impact of Nidec Sankyo CMI,and Nidec Elesys (the “Newly Consolidated Subsidiaries”), our cost of products sold increased ¥7,255 million

, or 4.4%, from ¥164,678 million for the three months ended June 30, 2013 to ¥171,933 million for the three months ended June 30, 2014. This increase was mainly due to the overall increase in sales, and reflected the depreciation of the Japanese yen against other currencies.

As a percentage of net sales, our cost of products sold decreased from 77.9% for the three months ended June 30, 2013 to 76.3% for the three months ended June 30, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, cost of products sold decreased from 77.9% for the three months ended June 30, 2013 to 76.1% for the three months ended June 30, 2014. This decrease was mainly due to the impact of increases in the volume of units sold that had higher margins and improved fixed costs per unit resulting from higher demand for some of our products.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥1,309 million, or 6.8%, from ¥19,251 million for the three months ended June 30, 2013 to ¥20,560 million for the three months ended June 30, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, our selling, general and administrative expenses increased ¥516 million, or 2.7%, from ¥19,251 million for the three months ended June 30, 2013 to ¥19,767 million for the three months ended June 30, 2014. This increase was mainly due to higher personnel expenses.

As a percentage of net sales, our selling, general and administrative expenses decreased from 9.2% for the three months ended June 30, 2013 to 8.6% for the three months ended June 30, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, our selling, general and administrative expenses decreased from 9.2% for the three months ended June 30, 2013 to 8.8% for the three months ended June 30, 2014.

Research and Development Expenses

Our research and development expenses increased ¥1,475 million, or 15.9%, from ¥9,300 million for the three months ended June 30, 2013 to ¥10,775 million for the three months ended June 30, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, our research and development expenses increased ¥579 million, or 6.2%, from ¥9,300 million for the three months ended June 30, 2013 to ¥9,879 million for the three months ended June 30, 2014. This increase was mainly due to our increased spending in research and development activities relating to products in the automotive, appliance, commercial and industrial products category and the electronic and optical components category.

As a percentage of net sales, our research and development expenses increased from 4.4% for the three months ended June 30, 2013 to 4.5% for the three months ended June 30, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, as a percentage of net sales, our research and development expenses for the three months ended June 30, 2013 and 2014 were 4.4%, respectively.

Operating Income

As a result of the foregoing, our operating income increased ¥7,505 million, or 41.6%, from ¥18,047 million for the three months ended June 30, 2013 to ¥25,552 million for the three months ended June 30, 2014.

As a percentage of net sales, our operating income increased from 8.5% for the three months ended June 30, 2013 to 10.6% for the three months ended June 30, 2014.

Other Income (Expense)

Our other expenses decreased ¥100 million from ¥681 million for the three months ended June 30, 2013 to ¥581 million for the three months ended June 30, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, our other expenses decreased ¥199 million from ¥681 million for the three months ended June 30, 2013 to ¥482 million for the three months ended June 30, 2014.

Our foreign exchange loss decreased ¥74 million, or 18.5%, from ¥400 million for the three months ended June 30, 2013 to ¥326 million for the three months ended June 30, 2014. Excluding the impact of the Newly Consolidated Subsidiaries, our foreign exchange loss decreased ¥156 million, or 39%, from ¥400 million for the three months ended June 30, 2013 to ¥244 million for the three months ended June 30, 2014.

The following table sets forth the exchange rates between the Japanese yen and the U.S. dollar and between the Japanese yen and the Euro as of the dates indicated:

Currency	March 31, 2013	June 30, 2013	Fluctuation from March 31, 2013 to June 30, 2013	March 31, 2014	June 30, 2014	Fluctuation from March 31, 2014 to June 30, 2014
U.S. Dollar ($1.00)	¥94.05	¥98.59	¥4.54	¥102.92	¥101.36	¥(1.56)
Euro (€1.00)	¥120.73	¥128.53	¥7.80	¥141.65	¥138.31	¥(3.34)

Income before Income Taxes

As a result of the foregoing, our income before income taxes increased ¥7,605 million, or 43.8%, from ¥17,366 million for the three months ended June 30, 2013 to ¥24,971 million for the three months ended June 30, 2014.

As a percentage of net sales, our income before income taxes increased from 8.2% for the three months ended June 30, 2013 to 10.4% for the three months ended June 30, 2014.

Income Taxes

Our income taxes increased ¥2,678 million, or 73.1%, from ¥3,664 million for the three months ended June 30, 2013 to ¥6,342 million for the three months ended June 30, 2014. This increase was primarily due to the increases in income before income taxes and in the effective income tax rate.

The effective income tax rate increased approximately 4.3 percentage points from 21.1% for the three months ended June 30, 2013 to 25.4% for the three months ended June 30, 2014. This increase was mainly because we elected to change how we account for foreign tax on our Japanese tax return. Historically, foreign taxes were recognized as a credit, but from the current fiscal year, we elected to treat the amount as a deductible expense. This change was made to maximize the tax benefit on our Japanese tax return.

For more information, see Note 10 to our unaudited consolidated interim financial statements included elsewhere in this report.

Equity in Net Income of Affiliated Companies

Our equity in net income of affiliated companies decreased ¥3 million from ¥7 million for the three months ended June 30, 2013 to ¥4 million for the three months ended June 30, 2014.

Consolidated Net Income

As a result of the foregoing, our consolidated net income increased ¥4,924 million, or 35.9%, from ¥13,709 million for the three months ended June 30, 2013 to ¥18,633 million for the three months ended June 30, 2014.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests increased ¥353 million, or 97.2%, from ¥363 million for the three months ended June 30, 2013 to ¥716 million for the three months ended June 30, 2014. This increase mainly reflected the effect of Nidec Copal group becoming wholly owned subsidiaries in October 2013 as we recorded net loss attributable to noncontrolling interests in Nidec Copal group for the three months ended June 30, 2013.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, net income attributable to Nidec Corporation increased ¥4,571 million, or 34.2%, from ¥13,346 million for the three months ended June 30, 2013 to ¥17,917 million for the three months ended June 30, 2014.

As a percentage of net sales, net income attributable to Nidec Corporation increased from 6.3% for the three months ended June 30, 2013 to 7.5% for the three months ended June 30, 2014.

Segment Information

Based on the applicable criteria set forth in ASC 280, "Segment Reporting", we have 14 reportable operating segments on which we report in our consolidated financial statements. For the information required by ASC 280, see Note 14 to our unaudited consolidated interim financial statements included elsewhere in this report.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, DC motors, fans, and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its automotive products business.

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produce and sell hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, automotive products and electronic parts. This segment also includes Nidec Sankyo CMI, which was newly consolidated for the three months ended March 31, 2014.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive products.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec US Holdings Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products. One of the subsidiaries previously reported as part of this segment has transferred to the Nidec Motors & Actuators segment for the three months ended June 30, 2014. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators (Germany) GmbH in Germany, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell automotive products. One of the subsidiaries previously reported as part of the Nidec Motor segment has been transferred into this segment for the three months ended June 30, 2014. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

We evaluate performance based on segmental operating income or loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management. The principal differences that affect segmental operating income or loss include accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segment for the three months ended June 30, 2013 and 2014. The second table shows operating income or loss by reportable operating segment, which includes inter-segment sales and operating revenues and expenses, for the three months ended June 30, 2013 and 2014:

	Yen in millions
	For the three months ended June 30
	2013	2014
Nidec Corporation
Net sales to external customers	¥6,788	¥6,655
Net sales to other operating segments	32,723	34,529
Sub total	39,511	41,184
Nidec Electronics (Thailand)
Net sales to external customers	17,906	15,692
Net sales to other operating segments	10,090	11,520
Sub total	27,996	27,212
Nidec (Zhejiang)
Net sales to external customers	6,002	3,496
Net sales to other operating segments	1,052	1,621
Sub total	7,054	5,117
Nidec (Dalian)
Net sales to external customers	467	324
Net sales to other operating segments	2,443	1,708
Sub total	2,910	2,032
Nidec Singapore
Net sales to external customers	13,943	14,656
Net sales to other operating segments	171	168
Sub total	14,114	14,824
Nidec (H.K.)
Net sales to external customers	15,477	18,742
Net sales to other operating segments	428	344
Sub total	15,905	19,086
Nidec Philippines
Net sales to external customers	4,317	5,001
Net sales to other operating segments	7,345	6,810
Sub total	11,662	11,811
Nidec Sankyo
Net sales to external customers	21,881	26,368
Net sales to other operating segments	61	69
Sub total	21,942	26,437
Nidec Copal
Net sales to external customers	11,488	10,033
Net sales to other operating segments	512	558
Sub total	12,000	10,591
Nidec Tosok
Net sales to external customers	7,319	10,827
Net sales to other operating segments	49	36
Sub total	7,368	10,863
Nidec Copal Electronics
Net sales to external customers	7,701	8,303
Net sales to other operating segments	1	3
Sub total	7,702	8,306
Nidec Techno Motor
Net sales to external customers	13,053	15,952
Net sales to other operating segments	910	1,026
Sub total	13,963	16,978
Nidec Motor
Net sales to external customers	43,432	46,383
Net sales to other operating segments	18	31
Sub total	43,450	46,414
Nidec Motors & Actuators
Net sales to external customers	16,052	19,349
Net sales to other operating segments	5,486	4,993
Sub total	21,538	24,342
All Others
Net sales to external customers	27,016	38,230
Net sales to other operating segments	16,798	19,703
Sub total	43,814	57,933
Total
Net sales to external customers	212,842	240,011
Net sales to other operating segments	78,087	83,119
Adjustments (*)	(1,566)	177
Intersegment elimination	(78,087)	(83,119)
Consolidated total (net sales)	¥211,276	¥240,188

(*) See Note 14 to our unaudited consolidated interim financial statements included elsewhere in this report.

	Yen in millions
	For the three months ended June 30
	2013	2014
Operating income or loss:
Nidec Corporation	¥(84)	¥849
Nidec Electronics (Thailand)	3,284	3,463
Nidec (Zhejiang)	209	29
Nidec (Dalian)	(14)	2
Nidec Singapore	160	282
Nidec (H.K.)	32	126
Nidec Philippines	1,652	1,145
Nidec Sankyo	1,890	2,664
Nidec Copal	(588)	(263)
Nidec Tosok	309	889
Nidec Copal Electronics	1,262	1,585
Nidec Techno Motor	1,668	2,314
Nidec Motor	2,118	3,001
Nidec Motors & Actuators	1,929	1,782
All Others	4,585	6,189
Total	18,412	24,057
Adjustments (*)	(365)	1,495
Consolidated total	¥18,047	¥25,552

(*) See Note 14 to our unaudited consolidated interim financial statements included elsewhere in this report.

Net sales of Nidec Corporation increased ¥1,673 million, or 4.2%, from ¥39,511 million for the three months ended June 30, 2013 to ¥41,184 million for the three months ended June 30, 2014. This increase was primarily due to an increase in demand for fans and the positive effect of the depreciation of the Japanese yen against the U.S. dollar and the Euro. Net sales to external customers of Nidec Corporation decreased ¥133 million, or 2.0%, from ¥6,788 million for the three months ended June 30, 2013 to ¥6,655 million for the three months ended June 30, 2014. Net sales to other operating segments of Nidec Corporation increased ¥1,806 million, or 5.5%, from ¥32,723 million for the three months ended June 30, 2013 to ¥34,529 million for the three months ended June 30, 2014. Nidec Corporation had operating income of ¥849 million for the three months ended June 30, 2014, compared to operating loss of ¥84 million for the three months ended June 30, 2013. This improvement was primarily due to the reduction in the cost of goods sold with respect to electronic power steering products, in addition to the increase in sales.

Net sales of Nidec Electronics (Thailand) decreased ¥784 million, or 2.8%, from ¥27,996 million for the three months ended June 30, 2013 to ¥27,212 million for the three months ended June 30, 2014. This decrease was primarily due to a decrease in demand for hard disk drives spindle motors and the negative effect of the appreciation of the Japanese yen against the Thai baht. However, operating income of Nidec Electronics (Thailand) increased ¥179 million, or 5.5%, from ¥3,284 million for the three months ended June 30, 2013 to ¥3,463 million for the three months ended June 30, 2014. This increase was primarily due to a decrease in freight costs and commission fees.

Net sales of Nidec (Zhejiang) decreased ¥1,937 million, or 27.5%, from ¥7,054 million for the three months ended June 30, 2013 to ¥5,117 million for the three months ended June 30, 2014. This decrease was primarily due to a decrease in demand for hard disk drives spindle motors. Operating income of Nidec (Zhejiang) decreased ¥180 million, or 86.1%, from ¥209 million for the three months ended June 30, 2013 to ¥29 million for the three months ended June 30, 2014. This decrease was primarily due to an increase in labor costs and a higher ratio of fixed costs to net sales resulting from the decrease in sales.

Net sales of Nidec (Dalian) decreased ¥878 million, or 30.2%, from ¥2,910 million for the three months ended June 30, 2013 to ¥2,032 million for the three months ended June 30, 2014. This decrease was primarily due to the negative impact of the transfer of portion of the DC motor and the DC fan production business to the All Others segment. However, Nidec (Dalian) had an operating income of ¥2 million for the three months ended June 30, 2014, compared to an operating loss of ¥14 million for the three months ended June 30, 2013. This improvement was primarily due to increased sales of products with higher margins resulting from changes in the product mix.

Net sales of Nidec Singapore increased ¥710 million, or 5.0%, from ¥14,114 million for the three months ended June 30, 2013 to ¥14,824 million for the three months ended June 30, 2014. This increase was primarily due to the positive effect of the depreciation of the Japanese yen against the U.S. dollar. Operating income of Nidec Singapore increased ¥122 million, or 76.3%, from ¥160 million for the three months ended June 30, 2013 to ¥282 million for the three months ended June 30, 2014. This increase was primarily due to a decrease in depreciation, in addition to the increase in sales.

Net sales of Nidec (H.K.) increased ¥3,181 million, or 20.0%, from ¥15,905 million for the three months ended June 30, 2013 to ¥19,086 million for the three months ended June 30, 2014. This increase was primarily due to the increase in sales of hard disk drives spindle motors as a result of a major customer transferring its manufacturing operations to China and the depreciation of the Japanese yen against the Hong Kong dollar. Operating income of Nidec (H.K.) increased ¥94 million, from ¥32 million for the three months ended June 30, 2013 to ¥126 million for the three months ended June 30, 2014. This increase was primarily due to the increase in sales.

Net sales of Nidec Philippines increased ¥149 million, or 1.3%, from ¥11,662 million for the three months ended June 30, 2013 to ¥11,811 million for the three months ended June 30, 2014. This increase was primarily due to the depreciation of the Japanese yen against the U.S. dollar, despite the decrease in demand for hard disk drives spindle motors. However, operating income of Nidec Philippines decreased ¥507 million, or 30.7%, from ¥1,652 million for the three months ended June 30, 2013 to ¥1,145 million for the three months ended June 30, 2014. This decrease was primarily due to the increase in depreciation and the negative impact of the changes of the product mix.

Net sales of Nidec Sankyo increased ¥4,495 million, or 20.5%, from ¥21,942 million for the three months ended June 30, 2013 to ¥26,437 million for the three months ended June 30, 2014. This increase was primarily due to the contribution of the newly consolidated subsidiaries, including Nidec Sankyo CMI Corporation, and an increase in sales of card readers. Operating income of Nidec Sankyo increased ¥774 million, or 41.0%, from ¥1,890 million for the three months ended June 30, 2013 to ¥2,664 million for the three months ended June 30, 2014. This increase was primarily due to the increase in sales.

Net sales of Nidec Copal decreased ¥1,409 million, or 11.7%, from ¥12,000 million for the three months ended June 30, 2013 to ¥10,591 million for the three months ended June 30, 2014. This decrease was primarily due to a decrease in sales of components for compact digital cameras, partially offset by an increase in sales of other products such as components for industrial equipment. Operating loss of Nidec Copal decreased ¥325 million, or 55.3%, from ¥588 million for the three months ended June 30, 2013 to ¥263 million for the three months ended June 30, 2014. The smaller loss was primarily due to our efforts to improve manufacturing efficiency and the positive effect of changes in the product mix.

Net sales of Nidec Tosok increased ¥3,495 million, or 47.4%, from ¥7,368 million for the three months ended June 30, 2013 to ¥10,863 million for the three months ended June 30, 2014. This increase was primarily due to the commencement of mass-production of new product models of automotive products for new customers. Operating income of Nidec Tosok increased ¥580 million from ¥309 million for the three months ended June 30, 2013 to ¥889 million for the three months ended June 30, 2014. This increase was primarily due to the increase in sales.

Net sales of Nidec Copal Electronics increased ¥604 million, or 7.8%, from ¥7,702 million for the three months ended June 30, 2013 to ¥8,306 million for the three months ended June 30, 2014. This increase was primarily due to increases in sales of such products as components for household equipment and semiconductor manufacturing equipment. Operating income of Nidec Copal Electronics increased ¥323 million, or 25.6%, from ¥1,262 million for the three months ended June 30, 2013 to ¥1,585 million for the three months ended June 30, 2014. This increase was primarily due to our cost reduction measures, in addition to the increase in sales.

Net sales of Nidec Techno Motor increased ¥3,015 million, or 21.6%, from ¥13,963 million for the three months ended June 30, 2013 to ¥16,978 million for the three months ended June 30, 2014. This increase was primarily due to an increase in sales of motors for air conditioning equipment in Asia. Operating income of Nidec Techno Motor increased ¥646 million, or 38.7%, from ¥1,668 million for the three months ended June 30, 2013 to ¥2,314 million for the three months ended June 30, 2014. This increase was primarily due to the increase in sales.

Net sales of Nidec Motor increased ¥2,964 million or 6.8%, from ¥43,450 million for the three months ended June 30, 2013 to ¥46,414 million for the three months ended June 30, 2014. This increase was primarily due to the increases in orders for new products and orders from new customers and the depreciation of the Japanese yen against the U.S. dollar and the Euro. Operating income of Nidec Motor increased ¥883 million, or 41.7%, from ¥2,118 million for the three months ended June 30, 2013 to ¥3,001 million for the three months ended June 30, 2014. This increase was primarily due to the increase in sales.

Net sales of Nidec Motors & Actuators increased ¥2,804 million or 13.0%, from ¥21,538 million for the three months ended June 30, 2013 to ¥24,342 million for the three months ended June 30, 2014. This increase was primarily due to the increases in orders for new products and orders from new customers and the depreciation of the Japanese yen against the U.S. dollar and the Euro. However operating income of Nidec Motors & Actuators decreased ¥147 million, or 7.6%, from ¥1,929 million for the three months ended June 30, 2013 to ¥1,782 million for the three months ended June 30, 2014. This decrease was primarily due to the negative effect of changes in selling prices and the product mix.

With respect to the All Others segment, net sales increased ¥14,119 million, or 32.2%, from ¥43,814 million for the three months ended June 30, 2013 to ¥57,933 million for the three months ended June 30, 2014. This increase was primarily due to the contribution of the newly consolidated subsidiaries, including Nidec Elesys Corporation, and the transfer of a portion of the DC motor and DC fan manufacturing operations from the Nidec (Dalian) segment. Operating income increased ¥1,604 million, or 35.0%, from ¥4,585 million for the three months ended June 30, 2013 to ¥6,189 million for the three months ended June 30, 2014. This increase was primarily due to the increase in sales.

Liquidity and Capital Resources

Our primary sources of liquidity include our net cash flows from operating activities and long-term debt. A critical part of our liquidity management to improve our cash flows is our focus on efficient use of working capital, which is defined as current assets less current liabilities. Between March 31, 2014 and June 30, 2014, our working capital increased from ¥333,553 million to ¥334,017 million. In an effort to efficiently use our working capital, we continue to make effective use of our cash management systems, where cash is managed and shared among our subsidiaries in Japan and among our subsidiaries in China, respectively.

We had cash and cash equivalents of ¥249,835 million as of June 30, 2014, compared to ¥247,740 million as of March 31, 2014. As of June 30, 2014, approximately 86% of our cash and cash equivalents were held by our consolidated subsidiaries outside of Japan.

Cross-border cash transfers between group companies are subject to restrictions in certain circumstances. Where local restrictions prevent efficient intercompany transfers of funds, particularly to Nidec Corporation from its subsidiaries outside of Japan, Nidec Corporation seeks to meet its liquidity needs through ongoing cash flows, external borrowings, or both, as further discussed below. We do not expect such restrictions on transfers of funds held outside of Japan to have a material effect on our overall liquidity, financial condition or results of operations.

Our principal capital needs include (1) purchases of property, plant and equipment and other assets, (2) research and development activities, (3) purchases of raw materials, (4) employees’ salaries, wages and other payroll costs, (5) mergers and acquisitions, (6) investments in subsidiaries, (7) repayment of short-term borrowings and long-term debt, and (8) repurchase of shares of our common stock.

In the three months ended June 30, 2014, we made no acquisitions. We, however, intend to continue to seek opportunities for acquiring other companies and making additional investments in our subsidiaries.

As of June 30, 2014, we had ¥167,485 million of trade notes and accounts payable, ¥36,439 million of short-term borrowings, and ¥318,579 million of long-term debt, including the current portion of long-term debt.

Our short-term borrowings, consisting of bank loans, was ¥36,439 million as of June 30, 2014, an increase of ¥13,839 million from ¥22,600 million as of March 31, 2014. This increase was mainly due to an increase in Japanese yen-denominated borrowings to meet some of our Japanese yen funding needs, and new borrowings to repay a portion of U.S. dollar-denominated long-term debt previously obtained under a special government program.  We had no commercial paper outstanding as of June 30, 2014.

Our current portion of long-term debt was ¥28,400 million as of June 30, 2014, a decrease of ¥845 million from ¥29,245 million as of March 31, 2014. This decrease was mainly due to repayment of the current portion of Euro-denominated and U.S. dollar-denominated bank loans. The current portion of long-term debt as of June 30, 2014 consisted of the current portion of the Euro-denominated and U.S. dollar-denominated bank loans we obtained in July 2012 and December 2012, respectively, under a special government program, as further described below.

Our long-term debt was ¥290,179 million as of June 30, 2014, a decrease of ¥9,232 million from ¥299,411 million as of March 31, 2014. This decrease was mainly due to the reclassification of portions of the Euro-denominated and U.S. dollar-denominated bank loans, as further described below, from long-term debt to current portion of long-term debt. As a result, our long-term debt as of June 30, 2014 consisted of the approximately ¥96,000 million aggregate principal amount of the outstanding convertible bonds, ¥50,000 million aggregate principal amount of domestic bonds issued in December 2013, the remaining portions of the U.S. dollar-denominated bank loans, and ¥100,000 million aggregate principal amount of domestic bonds issued in November 2012 as described below, and the borrowings from banks on a yen basis.

In July 2012, in an effort to reduce financing costs and foreign exchange risks, we borrowed €240 million from major Japanese private commercial banks based on Euro-denominated credit lines to fund our future acquisition transactions under a special program of the Japan Bank for International Cooperation (“JBIC”), which has been implemented in response to the appreciation of the Japanese yen against other currencies. In December 2012, we borrowed an additional $500 million from major Japanese private commercial banks based on U.S. dollar-denominated credit lines to fund our acquisition transactions under the JBIC program. As of June 30, 2014, we had €60 million and $250 million of loans outstanding under the program, of which $83 million were recorded in long-term debt and €60 million and $167 million were recorded in current portion of long-term debt.

In November 2012, we issued ¥65,000 million aggregate principal amount of domestic corporate bonds due 2017, ¥15,000 million aggregate principal amount of domestic corporate bonds due 2019, and ¥20,000 million aggregate principal amount of domestic corporate bonds due 2022. The net proceeds from the issuance of the bonds were primarily used to repay commercial paper and other short-term borrowings. In addition, in December 2013, we issued ¥50,000 million aggregate principal amount of domestic corporate bonds due 2016. The net proceeds from the issuance of the bonds were primarily used to repay short-term borrowings. These bonds were issued pursuant to a shelf registration statement we previously filed with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan in March 2012.

In March 2014, we filed a new shelf registration statement with the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan to facilitate the issuance from time to time of up to ¥200,000 million aggregate principal amount of bonds in Japan between April 5, 2014 and April 4, 2016. The shelf registration is intended to continue to enhance our flexibility and agility in obtaining funding from the capital markets as an alternative source of funding in addition to financing through financial institutions and other sources and, to further diversify our funding sources and improve our financial stability. We plan to use the net proceeds from any future issuances of such bonds for equipment and machinery, investments, repayment and redemption of short-term borrowings, bonds and other long-term debt, and general corporate purposes, including working capital and other operating expenses.

A substantial portion of our unsecured funding is raised by the parent company (Nidec Corporation), and is then lent to its subsidiaries to meet their respective capital requirements. Through this subsidiary funding policy, we seek to lower our financing costs, maintain sufficient lines of credit, and ensure agile funding for our group companies.

We expect to seek additional financing in connection with, among other things, our future mergers and acquisitions, research and development activities, and facility investments. We may also consider and obtain additional financing in order to enhance our financial agility in mergers and acquisitions, research and development activities, and facility investments in the future.

We currently have a share repurchase plan pursuant to which we are authorized to repurchase the lesser amount of an aggregate of 4,000,000 shares of our common stock and an aggregate of ¥24,000 million of our common stock between January 27, 2014 and January 26, 2015. We did not repurchase any shares under the plan between April 1, 2014 and June 30, 2014.

We believe that these funding sources, together with our cash flows from operations and undrawn credit lines will sufficiently meet our capital requirements for the next twelve months.

Assets, liabilities and shareholders’ equity

Our total assets increased ¥4,920 million, or 0.4%, from ¥1,165,918 million as of March 31, 2014 to ¥1,170,838 million as of June 30, 2014. The increase in total assets of ¥4,920 million was primarily due to an increase in trade accounts receivable of ¥6,777 million and an increase in inventories of ¥3,968 million as a result of increase in sales, partially offset by a decrease in property, plant and equipment of ¥5,819 million as a result of the depreciation of Japanese yen and increase in accumulated depreciation.

Our total liabilities increased ¥2,045 million, or 0.3%, from ¥625,013 million as of March 31, 2014 to ¥627,058 million as of June 30, 2014. The increase in total liabilities of ¥2,045 million was due to an increase in short-term borrowings of ¥13,839 million primarily because we obtained Japanese yen and U.S. dollar funds in the three months ended June 30, 2014. This increase in liabilities was partially offset by a decrease in long-term debt, including current portion of long-term debt, of ¥10,077 million, due to the partial repayments on the Euro-denominated and U.S. dollar-denominated bank loans under the JBIC program.

Our working capital, defined as current assets less current liabilities, increased ¥464 million from ¥333,553 million as of March 31, 2014 to ¥334,017 million as of June 30,2014.

Our total Nidec Corporation shareholders’ equity increased ¥2,657 million, or 0.5%, from ¥518,101 million as of March 31, 2014 to ¥520,758 million as of June 30, 2014. This increase was primarily due to an increase in retained earnings of ¥10,332 million, partially offset by a decrease in positive foreign currency translation adjustments of ¥8,494 million, which reflected the depreciation of the Japanese yen against other currencies. The ratio of Nidec Corporation shareholders’ equity to total assets was 44.5% as of June 30, 2014 compared to 44.4% as of March 31, 2014.

Cash Flows

Cash Flows from Operating Activities

Net cash provided by operating activities increased ¥3,951 million from ¥18,072 million for the three months ended June 30, 2013 to ¥22,023 million for the three months ended June 30, 2014. The increase in net cash provided by operating activities was primarily due to the increase in consolidated net income of ¥4,924 million.

For the three months ended June 30, 2014, we had ¥22,023 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥18,633 million. However, net cash provided by operating activities was negatively impacted by changes in operating assets and liabilities of ¥13,464 million, which consisted of an increase in operating assets of ¥16,661 million and an increase in operating liabilities of ¥3,197 million.

For the three months ended June 30, 2013, we had ¥18,072 million of net cash inflows provided by operating activities primarily due to consolidated net income of ¥13,709 million. However, net cash provided by operating activities were negatively impacted by changes in operating assets and liabilities of ¥5,993 million, which consisted of an increase in operating assets of ¥16,830 million and an increase in operating liabilities of ¥10,837 million. Operating assets and operating liabilities increased primarily due to an increase in sales reflecting stronger customer demand in the three months ended June 30, 2013 compared to the three months ended March 31, 2013.

Cash Flows from Investing Activities

Net cash used in investing activities increased ¥4,423 million from ¥8,804 million for the three months ended June 30, 2013 to ¥13,227 million for the three months ended June 30, 2014. The increase in net cash used in investing activities was primarily due to a decrease in insurance proceeds related to property, plant and equipment damaged in flood of ¥2,312 million and an increase in additions to property, plant and equipment of ¥2,130 million.

For the three months ended June 30, 2014, we had ¥13,227 million of net cash outflows in investing activities mainly due to additions to property, plant and equipment of ¥13,424 million.

For the three months ended June 30, 2013, we had ¥8,804 million of net cash outflows in investing activities mainly due to additions to property, plant and equipment of ¥11,294 million partially offset by insurance proceeds related to property, plant and equipment damaged in flood of ¥2,312 million.

Cash Flows from Financing Activities

Net cash used in financing activities was ¥3,196 million for the three months ended June 30, 2014, while net cash provided by financing activities was ¥1,714 million for the three months ended June 30, 2013.

For the three months ended June 30, 2014, we had ¥3,196 million of net cash outflows from financing activities due to repayments of long-term debt of ¥9,021 million, and dividends paid to shareholders of Nidec Corporation of ¥7,585 million partially offset by an increase in short-term borrowings of ¥13,863 million.

For the three months ended June 30, 2013, we had ¥1,714 million of net cash inflows from financing activities mainly due to an increase in short-term borrowings of ¥18,202 million partially offset by repayments of long-term debt of ¥7,967 million, dividends paid to shareholders of Nidec Corporation of ¥5,387 million and purchases of treasury stock of ¥2,701 million.

Cash and Cash Equivalents

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents increased ¥2,095 million from ¥247,740 million as of March 31, 2014 to ¥249,835 million as of June 30, 2014. We hold our cash and cash equivalents primarily in U.S. dollars, Thai baht, Chinese yuan, Japanese yen, and Euros.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

(Unaudited)

	Yen in millions
	March 31, 2014	June 30, 2014
Current assets:
Cash and cash equivalents	¥247,740	¥249,835
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥1,126 million on March 31, 2014 and ¥903 million on June 30, 2014
Notes	12,188	14,547
Accounts	184,096	190,873
Inventories:
Finished goods	51,293	52,396
Raw materials	39,993	42,384
Work in progress	28,926	29,679
Supplies and other	3,669	3,390
Other current assets	48,063	45,651
Total current assets	615,968	628,755

Marketable securities and other securities investments	16,437	17,488
Investments in and advances to affiliated companies	2,018	1,994
	18,455	19,482
Property, plant and equipment:
Land	47,137	47,030
Buildings	177,617	175,912
Machinery and equipment	363,806	361,734
Construction in progress	18,372	18,050
	606,932	602,726
Less - Accumulated depreciation	(308,051)	(309,664)
	298,881	293,062
Goodwill	154,927	153,342
Other non-current assets, net of allowance for doubtful accounts of ¥467 million on March 31, 2014 and ¥467 million on June 30, 2014	77,687	76,197
Total assets	¥1,165,918	¥1,170,838

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND EQUITY

(Unaudited)

	Yen in millions
	March 31, 2014	June 30, 2014
Current liabilities:
Short-term borrowings	¥22,600	¥36,439
Current portion of long-term debt	29,245	28,400
Trade notes and accounts payable	166,383	167,485
Accrued expenses	31,045	32,834
Other current liabilities	33,142	29,580
Total current liabilities	282,415	294,738

Long-term liabilities:
Long-term debt	299,411	290,179
Accrued pension and severance costs	17,943	17,224
Other long-term liabilities	25,244	24,917
Total long-term liabilities	342,598	332,320

Contingencies (Note 11)
Equity:
Common stock authorized: 960,000,000 shares issued: 290,150,160 shares on March 31, 2014 and 290,150,160 shares on June 30, 2014	66,551	66,551
Additional paid-in capital	65,197	65,197
Retained earnings	367,617	377,949
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	54,539	46,045
Net unrealized gains and losses on securities	4,185	4,853
Net gains and losses on derivative instruments	(24)	168
Pension liability adjustments	(324)	(342)

Treasury stock, at cost: 14,343,952 shares on March 31, 2014 and 14,347,768 shares on June 30, 2014	(39,640)	(39,663)
Total Nidec Corporation shareholders’ equity	518,101	520,758
Noncontrolling interests	22,804	23,022
Total equity	540,905	543,780
Total liabilities and equity	¥1,165,918	¥1,170,838

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions
	For the three months ended June 30
	2013	2014

Net sales	¥211,276	¥240,188
Operating expenses:
Cost of products sold	164,678	183,301
Selling, general and administrative expenses	19,251	20,560
Research and development expenses	9,300	10,775
	193,229	214,636
Operating income	18,047	25,552
Other income (expense):
Interest and dividend income	537	561
Interest expense	(434)	(397)
Foreign exchange loss, net	(400)	(326)
Gain (loss) from marketable securities, net	243	(0)
Other, net	(627)	(419)
	(681)	(581)
Income before income taxes	17,366	24,971
Income taxes	(3,664)	(6,342)
Equity in net income of affiliated companies	7	4
Consolidated net income	13,709	18,633
Less: Net income attributable to noncontrolling interests	(363)	(716)
Net income attributable to Nidec Corporation	¥13,346	¥17,917

	Yen
Per share data:
Net income attributable to Nidec Corporation
Basic	49.73	64.96
Diluted	46.42	60.93
Cash dividends paid	¥20.00	¥27.50

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Yen in millions
	For the three months ended June 30
	2013	2014

Consolidated net income	¥13,709	¥18,633
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	20,395	(8,688)
Net unrealized gains and losses on securities	470	681
Net gains and losses on derivative instruments	(332)	192
Pension liability adjustments	88	(18)
Total other comprehensive income (loss)	20,621	(7,833)
Total comprehensive income (loss)	34,330	10,800
Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,079)	(535)
Comprehensive income (loss) attributable to Nidec Corporation	¥33,251	¥10,265

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions
	For the three months ended June 30
	2013	2014

Cash flows from operating activities:
Consolidated net income	¥13,709	¥18,633
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,399	12,366
(Gain) loss from marketable securities, net	(243)	0
Loss (gain) on sales, disposal or impairment of property, plant and equipment	84	(282)
Deferred income taxes	200	1,430
Equity in net income of affiliated companies	(7)	(4)
Foreign currency adjustments	(1,262)	327
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(11,761)	(11,045)
Increase in inventories	(5,069)	(5,616)
Increase in notes and accounts payable	12,071	3,137
(Decrease) increase in accrued income taxes	(1,234)	60
Other	185	3,017
Net cash provided by operating activities	18,072	22,023

Cash flows from investing activities:
Additions to property, plant and equipment	(11,294)	(13,424)
Proceeds from sales of property, plant and equipment	554	1,106
Insurance proceeds related to property, plant and equipment damaged in flood	2,312	-
Proceeds from sales or redemption of marketable securities	545	-
Other	(921)	(909)
Net cash used in investing activities	(8,804)	(13,227)

Cash flows from financing activities:
Increase in short-term borrowings	18,202	13,863
Repayments of long-term debt	(7,967)	(9,021)
Purchases of treasury stock	(2,701)	(23)
Dividends paid to shareholders of Nidec Corporation	(5,387)	(7,585)
Dividends paid to noncontrolling interests	(432)	(292)
Other	(1)	(138)
Net cash provided by (used in) financing activities	1,714	(3,196)

Effect of exchange rate changes on cash and cash equivalents	9,737	(3,505)
Net increase in cash and cash equivalents	20,719	2,095
Cash and cash equivalents at beginning of period	193,420	247,740
Cash and cash equivalents at end of period	¥214,139	¥249,835

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim consolidated financial statements of NIDEC Corporation (the "Company", and together with its consolidated subsidiaries, "NIDEC") have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The interim consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair statement of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the three months ended June 30, 2014 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2014, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2014, included on Form 20-F.

Certain reclassifications in the consolidated statements of income for three months ended June 30, 2013 and the consolidated statements of cash flows for the three months ended June 30, 2013 have been made to conform to the presentation used for the three months ended June 30, 2014.

Pursuant to ASC 805 “Business Combinations,” results of operations for the three months ended June 30, 2013 and notes to consolidated financial statements for the three months ended June 30, 2014 have been adjusted retrospectively, as a fair value evaluation of the assets acquired and the liabilities assumed at the point of the acquisition of SCD Co., Ltd. and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd., which became its consolidated subsidiaries for the three months ended December 31, 2012, were completed for the three months ended September 30, 2013.

In addition, NIDEC is currently evaluating the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Nidec Sankyo CMI Corporation (formerly Mitsubishi Materials C.M.I. Corporation) and Nidec Elesys Corporation (formerly Honda Elesys Co., Ltd.). These assets and liabilities have been recorded on its consolidated balance sheet based on preliminary management estimation as of June 30, 2014. NIDEC continues to gather information to evaluate primarily property, plant and equipment and intangible assets that NIDEC has acquired.

2. New accounting pronouncements:

Accounting Changes

As of April 1, 2014, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 740 “Income Taxes” updated by Accounting Standards Update (ASU) No. 2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed by the taxing authority. In situations where a net operating loss carry forward, a similar tax loss, or a tax credit

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the applicable jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This standard is provision for disclosure. The adoption of this standard did not have any impact on NIDEC’s consolidated financial position, results of operations or liquidity.

Recent Accounting Pronouncements to be adopted in future periods

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held for sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. ASU 2014-08 is effective for annual and interim periods beginning after December 15, 2014. Early adoption is permitted. The impact of the adoption of ASU 2014-08 on NIDEC's consolidated financial position, results of operations and liquidity will depend on, and may be significant depending on, the size and nature of its future disposal.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)" Under the new standard, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should recognize revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer, and the transaction price should be allocated to performance obligation in the contract. The new standard also requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 is effective for annual and interim periods beginning after December 15, 2016. Early application is not permitted. NIDEC is currently evaluating the potential impact from adopting ASU 2014-09 on its consolidated financial position, results of operations and liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

3. Goodwill and other intangible assets

The changes in the carrying amount of goodwill for the three months ended June 30, 2014 are as follows:

Yen in millions
Balance as of April 1, 2014
Goodwill	¥154,927

Translation adjustments and Others	(1,585)

Balance as of June 30, 2014
Goodwill	¥153,342

Intangible assets subject to amortization are summarized as follows:

	Yen in millions
	March 31, 2014
	Gross carrying amounts	Accumulated amortization	Carrying amounts
Proprietary technology	¥11,671	¥2,535	¥9,136
Customer relationships	48,157	9,626	38,531
Software	18,001	8,625	9,376
Other	6,988	3,345	3,643
Total	¥84,817	¥24,131	¥60,686

	Yen in millions
	June 30, 2014
	Gross carrying amounts	Accumulated amortization	Carrying amounts
Proprietary technology	¥11,409	¥2,677	¥8,732
Customer relationships	47,331	10,209	37,122
Software	18,734	9,020	9,714
Other	6,874	3,376	3,498
Total	¥84,348	¥25,282	¥59,066

Total amortization of intangible assets for the years ended March 31, 2014 and for the three months ended June 30, 2014 amounted to ¥6,377 million and ¥1,541 million, respectively.

Total indefinite lived intangible assets amounted to ¥7,920 million and ¥7,672 million as of March 31 and June 30, 2014, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

4. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2014
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥7,652	¥6,731	¥0	¥14,383

Held-to-maturity
Japanese government debt securities	400	2	-	402
	¥8,052	¥6,733	¥0	¥14,785

Securities not practicable to estimate fair value
Equity securities	¥1,654

	Yen in millions
	June 30, 2014
	Cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale
Equity securities	¥7,653	¥7,804	¥0	¥15,457

Held-to-maturity
Japanese government debt securities	400	2	-	402
	¥8,053	¥7,806	¥0	¥15,859

Securities not practicable to estimate fair value
Equity securities	¥1,631

The net unrealized gain from available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, increased by ¥668 million during the three months ended June 30, 2014, and increased by ¥2,998 million during the year ended March 31, 2014.

There were no material proceeds, gain or loss from sales or redemption of marketable securities to be disclosed during the three months ended June 30, 2014.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” The securities issued by various non-public companies are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is assessed to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized as a realized loss for the reporting period which the assessment is made.

The following tables present the gross unrealized losses on, and fair value of, NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

	Yen in millions
	March 31, 2014
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥0	¥0	¥1	¥0

	Yen in millions
	June 30, 2014
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss
Equity securities	¥14	¥0	¥1	¥0

NIDEC presumes the value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, NIDEC presumes a decline in value of debt and equity securities is other-than-temporary if the fair value is significantly below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, even if a fair value is not significantly less than the original cost, the value of investment securities is impaired when specific factors indicate the decline in the fair value is other-than-temporary.

As of June 30, 2014 and March 31, 2014, held-to-maturity securities of ¥400 million and ¥400 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

5. Equity:

A summary of the changes in equity in the consolidated balance sheet for the three months ended June 30, 2013 and 2014 was as follows:

	Yen in millions
	Nidec Corporation total	Noncontrolling interests	Total equity
For the three months ended June 30, 2013:
Balance at March 31, 2013	¥415,653	¥38,164	¥453,817
Comprehensive income (loss):
Net income	13,346	363	13,709
Other comprehensive income (loss):
Foreign currency translation adjustments	19,719	676	20,395
Net unrealized gains and losses on securities	428	42	470
Net gains and losses on derivative instruments	(332)	-	(332)
Pension liability adjustments	90	(2)	88
Total other comprehensive income (loss)	19,905	716	20,621
Total comprehensive income (loss)	33,251	1,079	34,330
Purchase of treasury stock	(2,701)	-	(2,701)
Dividends paid to shareholders of Nidec Corporation	(5,387)	-	(5,387)
Dividends paid to noncontrolling interests	-	(432)	(432)
Capital transaction with consolidated subsidiaries and other	113	(35)	78
Balance at June 30, 2013	¥440,929	¥38,776	¥479,705

For the three months ended June 30, 2014:
Balance at March 31, 2014	¥518,101	¥22,804	¥540,905
Comprehensive income (loss):
Net income	17,917	716	18,633
Other comprehensive income (loss):
Foreign currency translation adjustments	(8,494)	(194)	(8,688)
Net unrealized gains and losses on securities	668	13	681
Net gains and losses on derivative instruments	192	-	192
Pension liability adjustments	(18)	0	(18)
Total other comprehensive income (loss)	(7,652)	(181)	(7,833)
Total comprehensive income (loss)	10,265	535	10,800
Purchase of treasury stock	(23)	-	(23)
Dividends paid to shareholders of Nidec Corporation	(7,585)	-	(7,585)
Dividends paid to noncontrolling interests	-	(292)	(292)
Capital transaction with consolidated subsidiaries and other	-	(25)	(25)
Balance at June 30, 2014	¥520,758	¥23,022	¥543,780

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

6. Other Comprehensive Income (Loss):

The changes in accumulated other comprehensive income (loss) by component are as follows:

	Yen in Millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Gains (losses) on derivative instruments	Pension liability adjustments	Total
For the three months ended June 30, 2013:
Balance at March 31, 2013	12,636	1,187	242	(1,112)	12,953
Other comprehensive income (loss) before reclassifications	19,719	571	(329)	96	20,057
Amounts reclassified from accumulated other comprehensive income (loss)	-	(143)	(3)	(6)	(152)
Net change during the current period other comprehensive income (loss)	19,719	428	(332)	90	19,905
Balance at June 30, 2013	32,355	1,615	(90)	(1,022)	32,858

For the three months ended June 30, 2014:
Balance at March 31, 2014	54,539	4,185	(24)	(324)	58,376
Other comprehensive income (loss) before reclassifications	(8,550)	668	251	1	(7,630)
Amounts reclassified from accumulated other comprehensive income (loss)	56	-	(59)	(19)	(22)
Net change during the current period other comprehensive income (loss)	(8,494)	668	192	(18)	(7,652)
Balance at June 30, 2014	46,045	4,853	168	(342)	50,724

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Reclassification out of accumulated other comprehensive income (loss) are as follows:

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the three months ended June 30, 2013:
Foreign currency translation adjustments	-	Other, net
	-	Income taxes
	-	Consolidated net income
	-	Net income attributable to noncontrolling interests
	-	Net income attributable to Nidec Corporation

Unrealized gains (losses) on securities	(231)	Gain from marketable securities, net
	88	Income taxes
	(143)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(143)	Net income attributable to Nidec Corporation

Gains (losses) on derivative instruments	(5)	Cost of products sold, Interest expense
	2	Income taxes
	(3)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(3)	Net income attributable to Nidec Corporation

Pension liability adjustments	(14)	*2
	6	Income taxes
	(8)	Consolidated net income
	2	Net income attributable to noncontrolling interests
	(6)	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	(152)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Yen in Millions
	Amount Reclassified from Accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
For the three months ended June 30, 2014:
Foreign currency translation adjustments	56	Other, net
	-	Income taxes
	56	Consolidated net income
	-	Net income attributable to noncontrolling interests
	56	Net income attributable to Nidec Corporation

Unrealized gains (losses) on securities	-	Gain from marketable securities, net
	-	Income taxes
	-	Consolidated net income
	-	Net income attributable to noncontrolling interests
	-	Net income attributable to Nidec Corporation

Gains (losses) on derivative instruments	(95)	Cost of products sold, Interest expense
	36	Income taxes
	(59)	Consolidated net income
	-	Net income attributable to noncontrolling interests
	(59)	Net income attributable to Nidec Corporation

Pension liability adjustments	(29)	*2
	10	Income taxes
	(19)	Consolidated net income
	0	Net income attributable to noncontrolling interests
	(19)	Net income attributable to Nidec Corporation

Total amount reclassified, net of tax and noncontrolling interests	(22)

*1 Amounts in parentheses indicate gains in consolidated statements of income.

*2 This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

7. Long term debts:

Detail of Zero coupon convertible bonds, due 2015 is as follow;

	Yen in millions
	March 31, 2014	June 30, 2014
Principal amount	¥95,750	¥95,750
Unamortized premium	141	117
Total	¥95,891	¥95,867

The euro yen denominated zero coupon convertible bonds with stock acquisition rights due 2015, which are listed at Singapore Stock Exchange, were issued on September 21, 2010, and are redeemable at 100% of principal amount on September 18, 2015 (maturity date). Concerning stock acquisition rights, the conversion price per share was ¥5,313 and the number of convertible shares is 18,021,833 as of June 30, 2014. The bonds are included in the calculation of diluted earnings per share as their impact is dilutive.

On April 1, 2014, the Company completed a two-for-one stock split. As a result, the conversion price of the Company’s Euro Yen Convertible Bonds with Stock Acquisition Rights due 2015 is adjusted from ¥10,626 to ¥5,313 and the number of convertible shares is changed from 9,010,916 to 18,021,833, pursuant to the Terms and Conditions of the Bonds set forth in the Offering Circular.

NIDEC was not required to bifurcate any of the embedded features contained in the bonds for accounting purposes.

8. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the three months ended June 30, 2013 and 2014 were as follows:

	Yen in millions
	For the three months ended June 30
	2013	2014
Net periodic pension cost for defined benefit plans:
Service cost	¥305	¥376
Interest cost	228	319
Expected return on plan assets	(178)	（225）
Amortization of net actuarial loss	38	38
Amortization of prior service credit	(39)	（39）
Net periodic pension cost for defined benefit plans	354	469
Cost for multiemployer pension plans	44	43
Cost for defined contribution plans	¥586	¥666

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

9. Earnings per share:

The table below sets forth a reconciliation of the differences between basic and diluted net income attributable to Nidec Corporation per share for the three months ended June 30, 2013 and 2014:

	Yen in millions	Thousands of shares	Yen
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the three months ended June 30, 2013:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥13,346	268,362	¥49.73
Effect of dilutive securities: Zero coupon convertible bonds	(15)	18,822
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥13,331	287,184	¥46.42
For the three months ended June 30, 2014:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥17,917	275,803	¥64.96
Effect of dilutive securities: Zero coupon convertible bonds	(15)	18,022
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥17,902	293,825	¥60.93

Note: We implemented a two-for-one stock split of our common stock effective April 1, 2014. The previously reported net income attributable to Nidec Corporation per share-basic and net income attributable to Nidec Corporation per share-diluted have been retroactively adjusted to reflect the stock split.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

10. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 38.0% and 36.0% for the three months ended June 30, 2013 and 2014. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the Three months ended June 30
	2013	2014
Statutory tax rate	38.0%	36.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(17.0)	(14.2)
Tax on undistributed earnings	2.6	0.9
Valuation allowance	(1.2)	(0.2)
Liabilities for unrecognized tax benefits	0.3	0.2
Other	(1.6)	2.7
Estimated effective income tax rate	21.1%	25.4%

The effective income tax rate increased approximately 4.3 percentage points from 21.1% for the three months ended June 30, 2013 to 25.4% for the three months ended June 30, 2014. This was mainly due to an increase in other, though there were several factors causing a reduction in tax rate. Main reason for the increase in tax rate of other was that NIDEC elected to change how NIDEC accounts for foreign tax on NIDEC’s Japanese tax return. Historically, foreign taxes were recognized as a credit, but from the current fiscal year, NIDEC elected to treat the amount as a deductible expense. This change was made to maximize the tax benefit on NIDEC’s Japanese tax return. Tax benefit in foreign subsidiaries primarily related to taxable income sourced from foreign subsidiaries mainly in Thailand and the Philippines.

11. Contingencies:

NIDEC has guaranteed approximately ¥60 million of bank loans for employees in connection with their housing costs at June 30, 2014. If an employee defaults on his/her loan payments, NIDEC would be liable under the guarantee. The maximum undiscounted amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥60 million. The current carrying amount of the liabilities for NIDEC’s obligations under the guarantee is zero because it is not possible to estimate the amount of loss from employee's defaults or range of the possible loss at this time.

NIDEC is contingently liable under bid bonds, advance payment bonds, performance bonds, warranty bonds and payment bonds, totaling ¥7,628 million as of June 30, 2014, primarily for guarantees of our performance on projects currently in execution or under warranty. No material claims have been made against guarantees, and based on our past experience and current expectations, NIDEC does not anticipate any material claims.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

12. Derivatives:

NIDEC manages the exposures to fluctuations in foreign exchange rate, interest rate and commodity prices through the use of derivative financial instruments which include foreign exchange forward contracts, currency option contracts, interest rate swap agreements and commodity future contracts. NIDEC does not hold derivative financial instruments for trading purposes. NIDEC is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered to be mitigated by the high credit rating of the counterparties.

Cash flow hedges

NIDEC uses foreign exchange forward contracts, interest rate swap agreements and commodity future contracts designated as cash flow hedges to protect against a portion of foreign exchange rate risks, interest rate risks and commodity prices risks inherent in its forecasted transactions related to purchase commitments.

Derivatives not designated as hedges

NIDEC is unable or has elected not to apply hedge accounting to some of these derivatives from time to time. The changes in the fair value of these contracts are recorded in “Other income (expense)”.

The contractual amounts outstanding of derivative instruments

Derivatives designated as cash flow hedges are as follows:

	Yen in millions
	March 31, 2014	June 30, 2014
Foreign exchange forward contracts	¥9,736	¥11,542
Interest rate swap agreements	20,587	15,989
Commodity futures	4,610	3,897

Derivatives not designated as hedging instruments are as follows:

	Yen in millions
	March 31, 2014	June 30, 2014
Foreign exchange forward contracts	¥1,800	¥1,945
Currency option contracts	53	53

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Fair values of derivative instruments

Derivatives designated as cash flow hedges are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions
		March 31, 2014	June 30, 2014
Foreign exchange forward contracts	Other current assets	¥271	¥303
Commodity futures	Other current assets	-	36

		Liability Derivatives
	Balance sheet location	Yen in millions
		March 31, 2014	June 30, 2014
Foreign exchange forward contracts	Other current liabilities	¥1	¥2
Interest rate swap agreements	Other current liabilities	31	22
Commodity futures	Other current liabilities	239	4

Derivatives not designated as hedging instruments are as follows:

		Asset Derivatives
	Balance sheet location	Yen in millions
		March 31, 2014	June 30, 2014
Foreign exchange forward contracts	Other current assets	¥4	-
Currency option contracts	Other current assets	7	7

		Liability Derivatives
	Balance sheet location	Yen in millions
		March 31, 2014	June 30, 2014
Foreign exchange forward contracts	Other current liabilities	-	¥9

The effect of derivative instruments on the consolidated statements of income for the three months ended June 30, 2013 and 2014

Derivatives designated as cash flow hedges are as follows:

Gains (losses) recognized in accumulated other comprehensive income

	Yen in millions
	For the three months ended June 30
	2013	2014
Foreign exchange forward contracts	¥(198)	¥21
Interest rate swap agreements	10	0
Commodity futures	(144)	171

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Statement of income location	Yen in millions
		For the three months ended June 30
		2013	2014
Foreign exchange forward contracts	Cost of sales	¥75	¥80
Interest rate swap agreements	Interest expense	8	(3)
Commodity futures	Cost of sales	(80)	(18)

The amount of hedge ineffectiveness and net gains (losses) excluded from the assessment of hedge effectiveness was not material for the three months ended June 30, 2014.

A net gain of ¥131 million in accumulated other comprehensive income at June 30, 2014 is expected to be reclassified into earnings within the next 12 months.

As of June 30, 2014, the maximum length of time over which NIDEC hedged its exposure to variability in future cash flows for forecasted transactions was approximately 24 months.

Derivatives not designated as hedging instruments are as follows:

Gains (losses) recognized in income

	Statement of income location	Yen in millions
		For the three months ended June 30
		2013	2014
Foreign exchange forward contracts	Foreign exchange gain (loss), net	¥4	¥(21)
Currency option contracts	Foreign exchange gain (loss), net	8	(1)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

13. Fair Value:

Under Statement of ASC 820, “Fair Value Measurements and Disclosures”, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect NIDEC’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels.

Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs (other than quoted prices) that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and liabilities that are measured at Fair Value on a Recurring Basis:

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by ASC 820, on a recurring basis.

	Yen in millions
	Fair Value at March 31, 2014	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3
Assets:
Marketable securities	¥14,383	¥14,383	-	-
Derivatives	282	-	282	-
Total assets:	¥14,665	¥14,383	¥282	-
Liabilities:
Derivatives	¥271	¥239	¥32	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	June 30, 2014	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥15,457	¥15,457	-	-
Derivatives	346	36	310	-
Total assets:	¥15,803	¥15,493	¥310	-
Liabilities:
Derivatives	¥37	¥4	¥33	-

Level 1 securities and derivatives including commodity futures are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 derivatives including foreign exchange contracts are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates, and interest rates.

Fair value of financial instruments:

The carrying amount and estimated fair value of NIDEC’s financial instruments, excluding those disclosed elsewhere, are summarized as follows:

	Yen in millions
	March 31, 2014
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥247,740	¥247,740
Short-term investments	2,344	2,344
Long-term investments	83	82
Short-term loan receivable	157	157
Long-term loan receivable	48	50
Short-term borrowings	(22,600)	(22,600)
Long-term debt including the current portion and excluding capital lease obligation and bonds	(77,804)	(77,486)
Bonds including the current portion	¥(245,991)	¥(271,853)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	June 30, 2014
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥249,835	¥249,835
Short-term investments	2,342	2,342
Long-term investments	91	91
Short-term loan receivable	161	161
Long-term loan receivable	45	47
Short-term borrowings	(36,439)	(36,439)
Long-term debt including the current portion and excluding capital lease obligation and bonds	(68,325)	(68,046)
Bonds including the current portion	¥(245,867)	¥(268,392)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments, short-term loans receivable and short-term borrowings: In the normal course of business, substantially all cash and cash equivalents, short-term investments (time deposits), short-term loans receivable and short-term borrowings are highly liquid and are carried at amounts that approximate fair value.

Long-term investments: NIDEC’s long-term investments are time deposits which are due over one year from June 30, 2014 to original maturity and are classified as Level 2 instruments. The fair value of long-term investments was estimated by discounting expected future cash flows.

Long-term loan receivable: NIDEC’s long-term loan receivable instruments are classified as Level 2 instruments. The fair value of long-term loans was estimated by discounting expected future cash flows.

Long-term debt: NIDEC’s long-term debt instruments are classified as Level 2 instruments. The fair value of long-term bank loans (including the current portion and excluding the capital lease obligation and bonds) was estimated based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

Bonds: NIDEC’s bonds instruments are classified as Level 2 instruments. The fair value of bonds issued by NIDEC was estimated based on their market price that are not active other than quoted prices.

Carrying amounts of “trade notes and accounts receivable” and “trade notes and accounts payable” approximate fair value because of the short maturity of these instruments. The table described above excludes these financial instruments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

14. Segment data:

(1) Enterprise-wide information

The following table provides product information for the three months ended June 30, 2013 and 2014:

	Yen in millions
	For the three months ended June 30
	2013	2014
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥46,598	¥45,840
Other small precision motors	41,217	44,049
Sub-total	87,815	89,889
Automotive, appliance, commercial and industrial products	84,064	110,244
Machinery	19,929	22,279
Electronic and optical components	17,511	16,169
Others	1,957	1,607
Consolidated total	¥211,276	¥240,188

(2) Operating segment information

The operating segments reported below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by NIDEC’s chief operating decision maker. NIDEC’s chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to segments.

The Nidec Corporation segment comprises Nidec Corporation in Japan, which primarily develops and sells hard disk drives spindle motors, DC motors, fans, and automotive products.

The Nidec Electronics (Thailand) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors. This segment also includes other subsidiaries in Asia which produce components for hard disk drives.

The Nidec (Zhejiang) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The Nidec (Dalian) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its automotive products business.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The Nidec Singapore segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec (H.K.) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, and its consolidated subsidiaries, which primarily sell hard disk drive motors, DC motors and fans.

The Nidec Philippines segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiary, which primarily produce and sell hard disk drive motors.

The Nidec Sankyo segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, automotive products and electronic parts. This segment also includes Nidec Sankyo CMI, which was newly consolidated for the three months ended March 31, 2014.

The Nidec Copal segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The Nidec Tosok segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive products.

The Nidec Copal Electronics segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The Nidec Techno Motor segment comprises Nidec Techno Motor Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell commercial and industrial products.

The Nidec Motor segment comprises Nidec Motor Corporation and other subsidiaries in North America, which are subsidiaries of Nidec US Holdings Corporation, an intermediate holding company in the United States, as well as other subsidiaries in Latin America, Asia and Europe, which primarily produce and sell home appliance, commercial and industrial products. One of the subsidiaries previously reported as part of this segment has transferred to the Nidec Motors & Actuators segment for the three months ended June 30, 2014. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts.

The Nidec Motors & Actuators segment comprises Nidec Motors & Actuators(Germany) GmbH in Germany, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell automotive products. One of the subsidiaries previously reported as part of the Nidec Motor segment has been transferred into this segment for the three months ended June 30, 2014. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immaterialities.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

NIDEC evaluates performance based on segmental operating income or loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for Nidec Electronics (Thailand), Nidec (Zhejiang), Nidec (Dalian), Nidec Singapore, Nidec (H.K.), Nidec Philippines, Nidec Motor and Nidec Motors & Actuators. Therefore segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management, and the principal differences that affect segmental operating income or loss are accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that the monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The following tables show net sales to external customers and other financial information by operating segment for the three months ended June 30, 2013 and 2014, respectively:

Business segment

	Yen in millions
	For the three months ended June 30
	2013	2014
Net sales to external customers:
Nidec Corporation	¥6,788	¥6,655
Nidec Electronics (Thailand)	17,906	15,692
Nidec (Zhejiang)	6,002	3,496
Nidec (Dalian)	467	324
Nidec Singapore	13,943	14,656
Nidec (H.K.)	15,477	18,742
Nidec Philippines	4,317	5,001
Nidec Sankyo	21,881	26,368
Nidec Copal	11,488	10,033
Nidec Tosok	7,319	10,827
Nidec Copal Electronics	7,701	8,303
Nidec Techno Motor	13,053	15,952
Nidec Motor	43,432	46,383
Nidec Motors & Actuators	16,052	19,349
All Others	27,016	38,230
Total	212,842	240,011
Adjustments*1	(1,566)	177
Consolidated total	¥211,276	¥240,188

*1 US GAAP adjustments related to the differences of revenue recognition between recognition at the time of shipment and at the time of customer receipt are main components of Adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the three months ended June 30
	2013	2014
Net sales to other operating segments:
Nidec Corporation	¥32,723	¥34,529
Nidec Electronics (Thailand)	10,090	11,520
Nidec (Zhejiang)	1,052	1,621
Nidec (Dalian)	2,443	1,708
Nidec Singapore	171	168
Nidec (H.K.)	428	344
Nidec Philippines	7,345	6,810
Nidec Sankyo	61	69
Nidec Copal	512	558
Nidec Tosok	49	36
Nidec Copal Electronics	1	3
Nidec Techno Motor	910	1,026
Nidec Motor	18	31
Nidec Motors & Actuators	5,486	4,993
All Others	16,798	19,703
Total	78,087	83,119
Intersegment elimination	¥(78,087)	¥(83,119)
Consolidated total	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions
	For the three months ended June 30
	2013	2014
Operating income or loss:
Nidec Corporation	¥(84)	¥849
Nidec Electronics (Thailand)	3,284	3,463
Nidec (Zhejiang)	209	29
Nidec (Dalian)	(14)	2
Nidec Singapore	160	282
Nidec (H.K.)	32	126
Nidec Philippines	1,652	1,145
Nidec Sankyo	1,890	2,664
Nidec Copal	(588)	(263)
Nidec Tosok	309	889
Nidec Copal Electronics	1,262	1,585
Nidec Techno Motor	1,668	2,314
Nidec Motor	2,118	3,001
Nidec Motors & Actuators	1,929	1,782
All Others	4,585	6,189
Total	18,412	24,057
Reclassification *1	404	1,068
U.S. GAAP adjustments and Others *2	(545)	(417)
Consolidation adjustments mainly related to elimination of intersegment income or loss	(224)	844
Consolidated total	¥18,047	¥25,552

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Main reclassification is income or loss from sales or disposals of fixed assets for the three months ended June 30, 2013 and 2014.

*2 Others is mainly from the amortization of identifiable intangible assets related to business combinations for the three months ended June 30, 2013 and 2014.